SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2008, incorporated by reference herein:

Exhibit

99.1   Release dated September 30, 2008, entitled “POSTING OF ANNUAL FINANCIAL
STATEMENTS, NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
(“AGM”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 30, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")
POSTING OF ANNUAL FINANCIAL STATEMENTS, NO CHANGE ANNOUNCEMENT AND
ANNUAL GENERAL MEETING ("AGM")

Shareholders are advised that the audited Annual Financial Statements of the company were posted today, Tuesday, 30 September 2008. There have been no changes to the reviewed results released on 21 August 2008.

Shareholders are advised that the AGM of the company will be held at 12h00 on Friday, 28
November 2008 at the registered office of the company, Ebsco House 4, 299 Pendoring Avenue,
Blackheath, Randburg, South Africa. The notice of the meeting is contained in the abovementioned
Annual Financial Statements.

Randburg
30 September 2008

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